UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-4171

Kellanova

(Exact name of registrant as specified in its charter)

412 N. Wells Street

Chicago, Illinois 60654

(269) 961-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.25 par value per share

1.250% Senior Notes due 2025

3.250% Senior Notes due 2026

3.400% Senior Notes due 2027

4.300% Senior Notes due 2028

0.500% Senior Notes due 2029

2.100% Senior Notes due 2030

7.450% Debentures due 2031

5.250% Senior Notes due 2033

3.750% Senior Notes due 2034

4.500% Senior Debentures due 2046

5.750% Senior Notes due 2054

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.25 par value per share: 1 holder

1.250% Senior Notes due 2025: 0 holders

3.250% Senior Notes due 2026: 70 holders

3.400% Senior Notes due 2027: 65 holders

4.300% Senior Notes due 2028: 67 holders

0.500% Senior Notes due 2029: 84 holders

2.100% Senior Notes due 2030: 55 holders

7.450% Debentures due 2031: 65 holders

5.250% Senior Notes due 2033: 64 holders

3.750% Senior Notes due 2034: 108 holders

4.500% Senior Debentures due 2046: 52 holders

5.750% Senior Notes due 2054: 47 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Kellanova has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2025	KELLANOVA

	By:	/s/ Myriah Gambrell-Glenn
	Name:	Myriah Gambrell-Glenn
	Title:	Secretary